

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 23, 2017

Via E-mail
Mr. James A. Mallak
Vice President and Chief Financial Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re: Atkore International Group Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 29, 2016**
> **Form 10-Q for the Quarterly Period Ended December 30, 2016**
> **Filed February 7, 2017**
> **File No. 001-37793**

Dear Mr. Mallak:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 30, 2016

Exhibits 31.1 and 31.2

1.   We see that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4. Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Mr. James A. Mallak
Atkore International Group Inc.
February 23, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

       Sincerely,

       /s/Gary Todd for

       Brian Cascio
       Accounting Branch Chief